May 1, 2017

Via Edgar

Mr. Lyn Shenk

Accounting Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kandi Technologies Group, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 16, 2017

File No. 001-33997

Dear Mr. Shenk,

Kandi Technologies Group, Inc., a company organized under the laws of the State of Delaware (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated April 19, 2017 (the “Comment Letter”) to the Company, with respect to the Company’s subject filing. As our counsel Elizabeth Fei Chen from Pryor Cashman LLP discussed with one of the Staff Ms. Amy Geddes over the phone call on April 28, 2017, we hereby submit this written extension request. We expect to respond to the Comment Letter by May 17, 2017.

Please feel free to contact me at bmei@kandigroup.com or Elizabeth Chen, Esq. at echen@pryorcashman.com, 212-326-0199 or via fax at 212-798-6366, in case you have any further comments or questions in this regard.

Sincerely,

/s/ Bing Mei
Bing Mei
Chief Financial Officer